Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE December 9, 2013
ASSAY RESULTS OF 2013 DRILL PROGRAM AT PRAIRIE CREEK •Vein and stockwork mineralization intersected •Stratabound massive sulphides intercepted within 60 metres of surface

Vancouver, British Columbia, December 9, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report assay results from the 2013 diamond drill exploration program on the Company’s 100% owned Prairie Creek Mine Site property in the Northwest Territories.

Diamond Drill Exploration Program

The 2013 diamond drilling program at Prairie Creek completed 1,472 m of coring over 5 holes. Exploration focused on two areas: firstly, the multi-stacked electromagnetic (‘EM’) geophysical anomaly identified in 2012 approximately 900 m from the mill site, and, secondly, a small exploratory drill program immediately adjacent to the existing concentrator plant.

Geophysical Anomaly Drill Program

Two diamond drill holes, PC-13-220 and PC-13-222, collared about 320 m apart, which totaled 1,068 m of drilling tested a 900 m wide multi-channel EM anomaly identified in 2012.  At the same time hole PC-13-220 was also designed to add further detail to the current National Instrument (“NI”) 43-101 mineral resource by intercepting projections of previously defined vein and stockwork mineralization within the upper parts of the hole.

Assay results for the 2013 Geophysical Anomaly Drill Program are as follows:

Hole	Zone	From (m)	To (m)	Length (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-13-220	Main Quartz Vein	193.0	198.1	5.1	5.3	12.1	98
PC-13-220	Stockwork	200.2	203.1	2.9	6.7	12.3	116
PC-13-220	Stockwork	207.9	213.0	5.1	8.0	13.2	144
PC-13-220	Stockwork	258.9	259.9	1.0	5.6	34.7	342
PC-13-222	Vein	373.6	374.6	1.0	16.6	1.6	125

Both holes are projected to have tested the main part of the geophysical anomaly at depth. Interpretations based on current data suggest that the EM anomaly is likely due to inherent natural variations in graphite content within the Road River Formation.

The Main Quartz Vein hosts the majority of the presently defined mineral resource at Prairie Creek and the intercept in Hole PC-13-220 is located outside and above the current NI 43-101 resource.

The stockwork is a series of narrow high-grade veins at oblique angles to the main vein and hole PC-13-222 intercepted an additional vein at depth.

This new drilling data will now be incorporated into the Prairie Creek mineral resource model for further interpretation.

Exploratory Drill Program

A total of 404 m over three holes, PC-13-221, PC-13-223 and PC-13-224, were drilled immediately adjacent to the existing concentrator plant.

Holes PC-13-223 and PC-13-224 both intersected stratabound massive sulphides only 60 m below surface and outside the present defined resource block. In addition a number of significant veins were also intersected at shallow depth.

Significant assay results for the 2013 Training Drill Program are as follows:

Hole	Zone	From (m)	To (m)	Length (m)	Pb (%)	Zn (%)	Ag (g/t)
PC-13-223	Stratabound	83.6	84.6	1.0	6.2	19.7	66
PC-13-224	Vein	28.9	29.6	0.7	23.0	20.7	268
PC-13-224	Vein	34.8	38.1	3.3	2.6	7.6	34
PC-13-224	Vein	47.2	48.2	1.0	5.6	8.8	97
PC-13-224	Stratabound	87.0	88.0	1.0	2.6	5.4	18

Previous drilling in two holes had intercepted stratabound massive sulphide in this locality and the recent additional intercepts, along with the veins intercepted, warrant additional exploration in future programs.

This four week drill campaign was completed as a drill training program utilizing one of CZN’s drill rigs as part of continuing training programs at Prairie Creek Mine Site. Assistance to program funding was provided from the Federal Government, Human Resources and Skills Development Canada, in the $4.2 million “More Than a Silver Lining” aboriginal training program, specifically designed for the Prairie Creek Mine, administered by the NWT Mine Training Society and assisted by the Government of the Northwest Territories.  This provided four trainees, from local aboriginal communities, with hands-on experience in the operation of exploration diamond drills and completing various drilling tasks.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, shipped to AGAT Laboratories for initial multi-element assay by ICP-OES analysis. Further assays and analysis was completed where appropriate and standards, duplicates and blanks were inserted and included within the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

Prairie Creek Project Background

The Prairie Creek project, 100% owned by Canadian Zinc, is an advanced-stage zinc-lead-silver property located in the Northwest Territories in Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1,000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 m airstrip.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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